SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Elejor Renegotiates Public Utility Charges (“UBP”)

Copel (“the Company”) hereby informs its shareholders and the market in general that Centrais Elétricas do Rio Jordão S.A. – Elejor, a special-purpose entity in which Copel holds a majority stake, has formalized the renegotiation of the upcoming installments due under the UBP, pursuant to Law No. 15,235, of October 8, 2025, and Order No. 668/2026-Aneel, of February 24, 2026, regarding the Santa Clara and Fundão Hydroelectric Plants (“Fundão and Santa Clara HPPs”), in accordance with the amount officially calculated and published by the National Electric Energy Agency (“Aneel”), in the amount of R$ 420,631,215.58 (four hundred twenty million, six hundred thirty-one thousand, two hundred fifteen reais and fifty-eight cents).

Additional information is provided in the table below:

Concession	Refinancing balance as of December 8, 2025 (R$ thousand)	Book balance as of December 31, 2025 (R$ thousand)
UHEs Fundão and Santa Clara	420,631	829,934

The final amount, to be paid in June 2026, will be increased by the change in the SELIC rate from December 8, 2025, until the date of actual financial settlement. From this adjusted balance, the monthly installments paid during the same period, also adjusted by the Selic rate, will be deducted.

The measure aims to realign the payment flow of obligations associated with the generation concessions, contributing to the economic and financial balance of the project and to the long-term sustainability of Elejor’s operations, in line with Copel’s value creation strategy.

Curitiba, May 25, 2026

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 25, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.